

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Lars Sjobring
Executive Vice President, Legal Affairs, General Counsel
Veoneer, Inc.
Klarabergsviadukten 70, Section C6
Box 13089, SE-103 02
Stockholm, Sweden

> **Re: Veoneer, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 22, 2019**
> **File No. 377-02604**
> **CIK No. 0001733186**

Dear Mr. Sjobring:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure